UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.
(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

INFORMATION CONTAINED IN THIS REPORT

As previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), on April 23, 2023, the Company entered into the Waiver and Second Amendment to the Credit Agreement (as further described in the Annual Report) to preserve liquidity and allow more time for it to evaluate financing and strategic alternatives.

In connection with its ongoing business efforts, on June 2, 2023, SatixFy received a $10 million prepayment to be applied to future orders of its space grade chips.  The agreement with the customer provides that SatixFy will use the proceeds of the prepayment to support its product delivery obligations to the customer and establish new preferred pricing terms for the customer.  In connection with the agreement, SatixFy also entered into an amendment to its existing Credit Agreement with the lenders thereunder in support of SatixFy’s ongoing efforts to improve its liquidity position, the agreement and the ongoing relationship between SatixFy and the customer, including a provision that, upon SatixFy’s receipt of the prepayment under the agreement, interest payable thereunder will be added to the principal of the term loan on a “pay in kind” basis through June 28, 2024, that the payments made in connection with the customer agreement will not be applied to repay debt under the Credit Agreement and a limited waiver, subject to certain conditions, of the liquidity covenant therein.

[Signature page follows]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
Name:	Oren Harari
Title:	Interim Chief Financial Officer

Date: June 5, 2023